EXHIBIT 20.3-Letter to Shareholders

To Our Shareholders:

We are pleased to report record annual gross revenues of $1,731,949 for the year ended December 31, 1995, comprised mainly of sales of $1,535,071, as compared to gross revenues of $1,340,380 for year end 1994, a 29% increase, and an 11% increase over the previous gross revenues bench mark of $1,563,916 in 1993. The Company reported a net income before tax for 1995 of $404,137 compared with net income before tax in 1994 of $290,839, an increase of 39%.

(see appendix item no. 2 for description of graphic content not displayed in electronic format)

As was stated at the Annual Shareholder Meeting in June of 1995, it is Management's opinion that the Company's stock is undervalued, therefore the Board of Directors have approved a repurchase plan ("the Plan") for the Company's stock. Under conditions of the Plan, the Company may acquire its common stock up to a total value of $100,000 from open market purchases from brokers and dealers. The Plan may commence as early as April 12, 1996, and continue through June 30, 1996. Stock repurchases are subject to the terms and conditions of The Plan. In an effort to take into consideration as many shareholders as possible, the maximum number of shares the Company will repurchase from any single shareholder during the duration of the Plan will be 10,000 shares. Due to the financial position of the Company, it is Management's opinion that resources allocated for accomplishment of the Plan can be expended without detrimental effect to the Company's research & development, marketing or operations requirements.

Another reminder for our shareholders, all of EST's filing data to the Security Exchange Commission (SEC) is available from the SEC information archive on the Internet (http://www.sec.gov). Additionally, EST has it's Internet web site operational, (http://www.esteem.com), containing technical and sales information for our existing and potential customers. We have been pleased with the response to our web site, as it continues to develop more sales, technical and shareholder related information will be included.

Annual reports, proxies, and official notice of the Annual Meeting are scheduled to be mailed by the end of April. Just a reminder that our annual shareholder meeting will be on Friday, June 7, 1996, 3:00p.m. PDT, at Cavanaugh's Inn in Kennewick. All shareholders are welcome, and I hope to see you there.

T. L. KIRCHNER

T.L. Kirchner
President

                           SELECTED FINANCIAL DATA
for Year ended                        Dec. 31           Dec. 31
                                       1995               1994
                                      =======           =======
Sales                               $1,535,071       $ 1,197,720
Gross Profit                        $  932,485       $   732,340
Income before income taxes          $  404,137       $   290,839
Income after income taxes           $  267,709       $   185,940

Earnings per common
share before taxes
        Primary                     $      .07       $       .05
        Fully diluted               $      .07       $       .05

Earnings per common
share after taxes
         Primary                    $      .05       $       .04
         Fully diluted              $      .05       $       .04

Weighted average number of
common shares and common stock
equivalents outstanding for use in
determining Earnings Per Share:
         Primary                     5,433,174         5,360,982
         Fully diluted               5,433,174         5,360,982

Total assets                        $2,010,772        $1,597,612

Long-term debt
and capital lease
obligations                         $      -0-        $      -0-

Shareholder's equity                $1,877,180        $1,555,558

Shareholder's equity
per share                           $      .37        $      .31

Working Capital                     $1,723,823        $1,449,848

Equity to total assets                     93%                97%

SHAREHOLDER INFORMATION



HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, WA 99336
Office: (509)  735-9092
Facsimile: (509)  783-5475
Internet Web Site: www.esteem.com



INDEPENDENT AUDITOR

Robert Moe & Associates, P.S.
305 IBM Building
W.  201 N. River Drive
Spokane, WA 99201



TRANSFER AGENT

TranSecurities International, Inc.
2510 North Pines, Suite 202
Spokane, WA  99206

APPENDIX:

Item no. 1: (graphic material not included in electronic filing format)

Located at the top left of the document was the Electronic Systems Technology, Inc. trademarked company logo, showing a black square field containing the stylized letters E S T.

Item no. 2: (graphic material not included in electronic filing format)

Located between the first and second paragraphs of the first page of the shareholder letter was a bar graph showing the comparison of the Company's Year End Gross Revenues for the years 1995, 1994, 1993. The data presented was as follows:
1995 year end gross revenues: $1,731,949
1994 year end gross revenues: $1,340,380
1993 year end gross revenues: $1,563,916